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EXHIBIT 12



                             COMPUTATION OF RATIOS
                                 (in thousands)

                                                                     2000
                                                                    ------
Income from continuing operations before income taxes                5,700

Fixed charges                                                       18,632
                                                                    ------
Total                                                               24,332

Earnings to fixed charges(1)                                          1.31

(1) Calculated by dividing income from continuing operations before income taxes, extraordinary gains and cumulative effect of a change in accounting principle plus fixed charges by fixed charges. Fixed charges represent total interest expense, including amortization of debt expense and discount relating to indebtedness.